FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                6 October, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Mobile Video Service sent to the London Stock Exchange on 6 October, 2003 press release


PR0338


 O2 LAUNCHES MOBILE VIDEO SERVICE, INCLUDING EXCLUSIVE RUGBY WORLD CUP CONTENT



For release: 6 October 2003



O2 today launched a new mobile video service in the UK that enables customers to download or stream video content over its existing mobile data network. The service is free until 31 January 2004; and for the next two months, customers can access exclusive Rugby World Cup (RWC) 2003 video clips, thanks to O2's ' official mobile licensee' status(1). The mobile video service will be rolled-out across Germany and Ireland during the course of next year(2).



O2's mobile video service is the first of its kind in the UK.   In addition to
exclusive RWC 2003 clips, the service offers a range of other content, including news, comedy, music, fashion and sport, to appeal to a broad audience. ITN, CNBC Europe, Classic Comedy, Bake, Fashion TV, GMTV, Extreme Sports Channel and Extreme International are just some of the leading content providers working with O2.



Exclusive RWC 2003 content comprises half and full-time highlights from Australia, special interviews with coaches and players and a choice of nearly 100 classic RWC 2003 moments such as 'top tries'. The RWC 2003 video clips vary in length - averaging 10 seconds for a 'top try' to 45 seconds for highlights and interviews.



O2's mobile video service can be accessed via O2 Active(3), making it intuitive and easy-to-use. A customer simply visits O2 Active, clicks 'What's New' and selects 'Video'. They then select from the list of genres, and a directory of available clips. Customers can choose to either 'stream' the clip (i.e. they watch it once and it will not be stored to the handset) or 'download' it (i.e. it downloads to the handset for future viewing). If streaming, the customer will start to watch the clip in around 10 seconds; downloading takes around 90 seconds depending on the length of the clip. For content other than RWC 2003, video clips are an average of 30-90 seconds in length.



At launch, the service is supported by the Nokia 3650 and the Sony Ericsson P800. From November, this will increase to include the new Xda II, Nokia 6600, Siemens SX1, Motorola V600 and Sony Ericsson P900.



The launch of O2's commercial mobile video service follows a successful customer
trial earlier this year.(4)   In the trial, breaking news was the most popular
genre, followed by sports and music videos. The trial service met or exceeded expectations for 78% of the trialist group, they used the service on an average
3.5 times a week, and 94% of respondents had demonstrated it to friends and
family.   Trialists were particularly impressed with how easy the service was to use.



Kent Thexton, chief marketing and data officer, mmO2, commented: "Mobile video is a natural extension to our mobile entertainment services such as games and music. We aim to provide a range of compelling content for our target audience
- the exclusive RWC content being a case in point. We focus on making it really easy for customers to access our services, and therefore are making this possible over existing networks and with existing handsets. The mobile video trial provided us with strong customer insight, and many of the suggestions raised have been incorporated into this commercial launch."



O2 also offers customers the ability to create and send their own Video Media Messages. Currently available on the Nokia 3650, and more handsets from November, a customer can record up to 10 seconds of personal video clip and send it to another video capable phone or email address using O2's existing Media Messaging service. As an introductory offer, this costs as little as 16p with an O2 post pay bolt on package.



                                     -ends-



Note to Editors



O2 Active is O2's icon-led menu that makes it really easy for customers to access a range of services including full internet browsing, multimedia messaging (MMS), colour games, video, information, alerts and pictures. Since its launch, O2 has seen uptake of a range of products and services, and customers have reported that many services are more easy to use.





mmO2 plc

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has approximately 18.7 million customers and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 18.2% of total service revenues in the 12 months ending 30 June 2003.



mmO2 Contacts:

David Nicholas                                           Simon Gordon
Head of Media Relations                                  Press Relations Manager
mmO2 plc                                                 mmO2 plc
david.nicholas@o2.com                                    simon.gordon@o2.com
t: +44 (0) 771 575 9176                                   t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


--------------------------

(1) Applies to RWC 2003

(2) This will not include exclusive RWC 2003 content.

(3) See Note to Editors

(4) The video over mobile service was trialed amongst 262 O2 UK contract customers, using the Nokia 7650.

                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 6 October, 2003                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary